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                                                                    Exhibit 23.1


              CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


        We consent to the references to our firm under the caption "Experts" and to the use of our report dated March 18, 1997, in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-38075) and related Prospectus of National Energy Group, Inc. for the registration of $165 million of 10 3/4% Series D Senior Notes due 2006. We also consent to the incorporation by reference therein of our report dated March 30, 1996, except Notes 4 and 13 for which date is May 10, 1996 with respect to the consolidated financial statements of Alexander Energy Corporation included in the Company's Proxy Statement filed, as part of, or in conjunction with, the Registration Statement on Form S-4, as amended, declared effective August 3, 1996.


                                        ERNST & YOUNG LLP



Dallas, Texas
October 28, 1997